OTCBB: MRDDF	TSX-V: MAD	FSE: MRG
Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6 Tel: (604) 689-4580 Toll Free: 1-877-689-4580 www.mirandagold.com

DRILLING BEGINS ON MIRANDA GOLD’S

HORSE MOUNTAIN PROJECT

Vancouver, BC, Canada – August 18, 2008 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) announces that Newcrest Resources Inc. (“Newcrest”), Miranda’s exploration funding partner, has commenced the 2008 drill program at the Horse Mountain project. Newcrest has permitted 13 drill sites and anticipates drilling up to 20,000 ft (6,096 m). The drill program will follow up drilling that intersected 98ft of 0.022 oz Au/t (29.9m of 0.754 g Au/t) in core hole BHM-001.

Newcrest’s drill program aims to vector into higher-grade portions of the Horse Mountain gold system in part by off-setting the known mineralization in hole BHM-001.  The program will test structural and gold/arsenic soil geochemical targets north and northeast of drill hole BHM-001, within the northeast-striking structural high.  Specifically, the drilling will test for higher-grade gold zones that may be adjacent to faults that acted as conduits for the gold-bearing fluids or higher-grade mineralization that is confined in structural traps.  Additional drill holes will test soil geochemical anomalies and structural targets north of drill hole BHM-005, a reverse circulation drill hole that intersected 50 ft of 0.017 oz Au/t (15.2m of 0.583 g Au/t).

Horse Mountain is a sediment-hosted, disseminated gold project 11 miles (17.6km) west of Barrick’s Pipeline Mine complex, in north-central Nevada.  The property consists of 139 claims that cover a 2 sq mile (5.2 sq km) zone of hydrothermally altered chert/quartzite, altered dikes and elevated gold, arsenic, antimony and mercury in the upper-plate of the Roberts Mountains thrust.  Below the flat lying Roberts Mountain thrust, previous drilling intersected oxidized, decalcified and gold-bearing carbonate rocks of the Roberts Mountains Formation.  This formation is host to numerous world-class gold deposits in both the Carlin and Cortez trends. The 98-ft gold zone intersected in BHM-001 begins at a depth of 926 ft (282 m) and is hosted in a northeast-striking structurally-high block (horst) of favorable lower-plate carbonate rocks.

Ken Cunningham, Miranda’s President and CEO, is pleased with the aggressive program that Newcrest will implement. “The Horse Mountain project represents a Carlin-type gold system with an extensive alteration halo that deserves to be thoroughly drill tested.  Based on our past association with Newcrest we feel they will do an excellent job testing the project.”

This drill program represents the 3rd Miranda property to be drilled by partners this year.  In total, Miranda anticipates partners will fund a total of 50,000 ft of drilling on six properties.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, P. Geo., BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Barrick Gold Exploration Inc., Newcrest Resources Inc., the Cortez Joint Venture, the Buckhorn Joint Venture, Piedmont Mining Company Inc., White Bear Resources Inc., Queensgate Resources Corporation and CMQ Resources Inc.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.